

Mail Stop 4631

July 25, 2016

Via E-Mail
Mr. Brant Cochran
Chairman and Chief Executive Officer
Dynamic Enviro, Inc.
9100 Kiln Waveland Cutoff Road
Waveland, MS 39520

      Re: **Dynamic Enviro, Inc.**
             Pre-effective Amendment 1 to Registration Statement on Form S-1
             Filed July 14, 2016
             File No. 333-212030

Dear Mr. Cochran:

      We reviewed the filing and have the following comments.

<u>Approximately 88% and 97% of our business has been composed of 2 customers…, page 8; Reliance Upon One or a Few Customers, page 24</u>

1. Refer to comment 8 in our July 11, 2016 letter. Disclosure on pages 8 and 24 that two customers accounted for 88% of your revenues during fiscal year 2015 is inconsistent with disclosure on page F-10 that one customer accounted for 46% and another customer accounted for 41% of your revenues during fiscal year 2015. Similarly, disclosure on pages 8 and 24 that one customer accounted for 77% and another customer accounted for 20% of your revenues during the three month period ended March 31, 2016 is inconsistent with disclosure on page F-17 that one customer accounted for 79% and another customer accounted for 12% of your revenues during the three month period ended March 31, 2016. Please reconcile the disclosures.

<u>Our election not out of JOBS Act extended accounting transition period…, page 11</u>

2. We note that you deleted the words "to opt" after the phrase "Our election not" from this risk factor's heading. Please revise to include the words "to opt" in this risk factor's heading.

Selling Security Holders, page 17

3. Refer to comment 13 in our July 11, 2016 letter. Disclose the relationship, if any, of Messrs. Hermann Matz and Erik Matz.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

4. We note your response to comment 20 in our July 11, 2016 letter. Please also update your disclosure to include a discussion and analysis of the underlying reasons for the significant increases in revenues, gross profit, and net losses for March 31, 2016 compared to March 31, 2015. Refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification.

5. We note your response to comment 21 in our July 11, 2016 letter. Your updated disclosures for your cash needs over the next 12 months from March 31, 2016 indicate that you will incur $788,440 from payroll expenses, $57,000 from insurances, $84,000 from equipment rentals, $122,000 in lodging expenses, and $350,000 for new service center to be built in northern Florida. In your risk factors disclosures on page 8 related to your expansion opportunities, you indicate that you will incur an additional $57,000 of marketing expenses in addition to the $351,000 that is anticipated on being incurred for the new service center to be built in Florida. As such, please clarify whether your anticipated cash needs over the next 12 months from March 31, 2016 as presented in your liquidity and capital resources subsection also includes the additional $57,000 of marketing expenses to be incurred. To the extent it is not included, please also include that in your disclosures to the extent it will be an expense that is expected to be incurred during the 12 months from March 31, 2016.

Our Expansion Plans, page 24

6. Specify the schedule for establishing your second service center in northern Florida.

Consulting Agreement with the Governance Box, page 28

7. Refer to comment 18 in our July 11, 2016 letter. Disclose the duration or term of the consulting agreement with the Governance Box.

Public Float, page 29

8. Clarify that you have no public float as of the date of the prospectus in this registration statement.

Liquidity and Capital Resources, page 32

9. Explain briefly the purpose of the estimated lodging expenditure of $122,000.

10. Disclosure that $350,000 is the estimated expenditure for the new service center in northern Florida is inconsistent with disclosure on page 24 that you estimate total costs of $351,000 for each service center. Please reconcile the disclosures.

Compensation of Director, page 36; Recent Sales of Unregistered Securities, page 44

11. Disclosure on page 36 that you have not issued any stock compensation to Messrs. Brant Cochran and Alfred Chisholm is inconsistent with disclosure on page 44 that you issued 200,000 restricted common stock shares to Mr. Chisholm on November 23, 2015 for his services as director. Please reconcile the disclosures.

Summary Compensation Table, page 38; Recent Sales of Unregistered Securities, page 44

12. Disclosure on page 38 that Mr. Alfred Chisholm received a stock award of $200,000 is inconsistent with disclosure on page 44 that the 200,000 restricted common stock shares issued to Mr. Chisholm on November 23, 2015 for his services as director were valued at $10,000. Please reconcile the disclosures.

Director Compensation, page 39

13. Disclose that the director compensation table is for your fiscal year 2015. See Item 402(r) of Regulation S-K.

Director Compensation, page 39; Recent Sales of Unregistered Securities, page 44

14. Disclosure on page 39 that Mr. Glenn MacGraw received a stock award of $5,000 is inconsistent with disclosure on page 44 that the 5,000 restricted common stock shares issued to Mr. MacGraw on March 3, 2016 for his services to be rendered as your director were valued at $250. Please reconcile the disclosures. Additionally, clarify whether Mr. MacGraw's stock award is for his services to be rendered as a director in fiscal year 2015. We note the disclosure on page 35 that Mr. MacGraw has been a director since October 13, 2015.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Via E-mail
Frederick M. Lehrer, Esq.

Mr. Brant Cochran
Dynamic Enviro, Inc.
July 25, 2016
Page 5

Frederick M. Lehrer, P.A.
600 River Birch Court, 1015
Clermont, FL 34711